SUB-ITEM 77(H)
CHANGES IN CONTROL OF REGISTRANT

In the month of July 2013, Vernon Investment Fund LLC A acquired control due to ownership of greater than 25% of the FSI Low Beta Absolute Return Fund’s (the "Fund") outstanding shares. Vernon Investment Fund LLC A owned 65.72% of the Fund and thus controlled the Fund as of that date.

In the month of July 2013, Vernon Investment Fund LLC B acquired control due to ownership of greater than 25% of the FSI Low Beta Absolute Return Fund’s (the "Fund") outstanding shares. Vernon Investment Fund LLC B owned 33.3% of the Fund and thus controlled the Fund as of that date.